[Letterhead of Mitchell Silberberg & Knupp LLP]

November 3, 2006

Via FedEx and EDGAR

Hanna T. Teshome, Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3561

100 F. Street, N.E.

Washington, D.C. 20549

Re:	UPFC Auto Financing Corporation

Registration Statement on Form S-3

Amendment No. 1

File No. 333-137374

Filed October 17, 2006

Dear Ms. Teshome,

At the request of UPFC Auto Financing Corporation (“UAFC”), the registrant, we are writing to respond to the comments contained in the letter to Ray C. Thousand, President of UAFC, dated October 30, 2006, regarding the referenced registration statement and the other documents incorporated or to be incorporated in that registration statement. For your convenience we have repeated each comment, numbered as in the letter to Mr. Thousand, and followed each comment with the response to that comment.

Registration Statement on Form S-3

Prospectus Supplements

Optional Purchase, page S-49

1.

While we note your response to our prior comment 9, we reissue that comment. It remains unclear how the seller’s right to repurchase automobile contracts as described in the prospectus supplement is consistent with the definition of an asset-backed security. In particular, it does not appear that the activities of the issuing entity are limited to passively owing or holding the pool of assets. Please refer to Item 1101(c)(2)(ii) of

November 3, 2006

Regulation AB and Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905).

Response: The right of the seller to repurchase not more than 2% by principal amount of the original principal balance of the automobile contracts transferred to the issuing entity is not inconsistent with the definition of an asset-backed security. Moreover, the repurchase, at the election of the seller and not the issuing entity, does not cause the activities of the issuing entity to be other than passively owning or holding a pool of assets. Our positions are based upon the discussion of these concepts in the Adopting Release.

The Commission noted numerous times in the Adopting Release that Regulation AB was principles-based. In connection with the definition of an asset-backed security, the Commission stated:

We continue to believe that the current and proposed definition of “asset-backed security” reflects the core principles for securities that should be subject to this alternative regime, while still providing great flexibility and room for development. We continue to believe that emphasis on certain core principles is appropriate for these purposes, such as that the securities are primarily backed by a pool of assets, that there is a discrete pool with a general absence of active pool management, and an emphasis on the self-liquidating nature of pool assets that by their own terms convert into cash.

Adopting Release at Section III.A.2.a. (emphasis added). The Commission’s language contemplates that transactions may include terms not expressly detailed in Regulation AB, yet still qualify as asset-backed securities transactions subject to that regulation. There would be neither flexibility nor development if read otherwise. The Commission’s language also reflects that the definition of an asset-backed security is not absolute by its use of words which themselves denote flexibility; “primarily”, “general absence” and “emphasis”. If the Commission intended the definition of asset-backed security to be rigid, it would not have used these terms.

The repurchase right in issue here does not violate the principle that the asset-backed securities be “primarily backed by a pool of assets”. To the extent the repurchase right is not exercised, the securities to be issued under this registration statement are solely backed by a pool of assets. If the right is exercised, cash flow from the repurchase of assets in the pool will back, or service, 2% of the principal of the asset-backed securities. Neither the Adopting Release nor Regulation AB defines “primarily” as used by the Commission in this context. The standard dictionary definition of “for the most part” is certainly satisfied when 98% of the asset-backed securities are backed by a pool of assets.

The repurchase right in issue here also does not violate the principle that there be a “general absence of active pool management”. We note that the issuing entity is a passive participant with respect to the exercise of this repurchase right. It occurs at the election of the seller. The

November 3, 2006

issuing entity is not engaged in any active management activity. The activities of the issuing entity in this context are less “active” than when it purchases assets during a pre-funding period or revolving period, during each of which the issuing entity is required to purchase new assets that meet required selection criteria. To the extent the Commission is concerned that the repurchase right in issue could be used to affect the overall characteristics of the pool and thereby be deemed an act of “managing” the pool, the registrant will provide that the characteristics of the assets repurchased be substantially identical in all material respects with the pool immediately prior to the repurchase.

Finally, the repurchase right in issue here does not violate the principle that there be an “emphasis on the self-liquidating nature of pool assets that by their own terms convert into cash.” As noted above, even if exercised, the cash flow from the pool of assets converting into cash will liquidate 98% of the securities issued.

The effect of the 2% repurchase right is more consistent with the principles discussed by the Commission than various rights already permitted by Regulation AB. For instance, the purchase of new assets under a permitted pre-funding account (Item 1101(c)(3)(ii)) or during a revolving period (Item 1101(c)(3)(iii)) can far more radically change the identity of the assets in a pool of assets than the 2% repurchase right. Moreover, as noted above, the amount of management activity required of an issuing entity to meet its obligations under those circumstances is much greater than in connection with the 2% repurchase right.

In addition, the Adopting Release notes that a 10% clean up call is customary and permitted. Adopting Release at Section III.B.6. The exercise of a clean up call is typically funded by a repurchase of pool assets. Regulation AB does not set a maximum size for the clean up call. Whether the clean up call were limited to 10% or was set at 15% or 20%, nothing in Regulation AB would cause that provision to preclude the securities offered from being subject to Regulation AB. If the payment of securities from the repurchase of assets equal to 10%, 15% or even 20% of the original pool assets does not entail active management and is still an emphasis on the self-liquidating nature of pool assets that by their own terms convert into cash, then so too the 2% repurchase in issue here. Indeed, under Item 1113(f), a transaction that can be terminated in full when more than 25% of the original pool remains outstanding, i.e., in effect a 25% or greater clean up call, again typically funded by the repurchase of the assets in the pool, is not denied status as an asset-backed securities transaction. The securities need only be labeled as “callable.”

The right in the seller to repurchase 2% of the original assets, when considered in light of (a) the Commission’s above quoted language anticipating new developments and (b) the examples of activities already determined by the Commission to be consistent with the principles underlying the definition of an asset-backed security and the permitted activities of the issuing entity, is wholly consistent with the both the language of the definition and the principles that are expressed by that definition. Accordingly, we believe that the 2% repurchase right is permissible.

November 3, 2006

Base Prospectus

Credit and Cash Flow Enhancement, page 23

2.	You reference guaranteed investment contracts and repurchase obligations in the first paragraph of this section. Please either delete these references or describe these forms of enhancements in accordance with our prior comment 11.

Response: The S-3 has been revised in response to this comment. Please see the revised page 23 of the base prospectus.

3.	While we note your revisions in response to our prior comment 12, please further revise your disclosure to delete the last sentence in this section starting with “In addition, if a form of credit enhancement covers more than one series of securities.”

Response: The S-3 has been revised in response to this comment. Please see the revised page 25 of the base prospectus.

Concurrently with our delivery of this response letter, UAFC is filing an Amendment Number 2 to its Registration Statement on Form S-3. Enclosed with the hard copy of this letter is a marked copy of Amendment Number 2 to Registration Statement on Form S-3 reflecting the changes noted above.

Please let us know at your earliest convenience if you have any further comments. Please give us a call at (310) 312-3738 so that we may discuss with you any concerns which may remain.

Very truly yours,

/s/ Andrew E. Katz

Andrew E. Katz

MITCHELL SILBERBERG & KNUPP LLP

AEK:fcl

Enclosures

Cc:	Ray C. Thousand

Arash A. Khazei